Cortina Funds, Inc. 825 North Jefferson Street, Suite 400 Milwaukee, Wisconsin 53202	ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203

September 29, 2011

VIA EDGAR

Mr. Dominic Minore

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:

Cortina Funds, Inc. (Registration Nos.:  333-115299; 811-21580)

Form N-1A – Cortina Small Cap Growth Fund and Cortina Small Cap Value Fund

Dear Mr. Minore:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Cortina Funds, Inc. and ALPS Distributors, Inc., hereby request acceleration of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on September 23, 2011 such that the Registration Statement will become effective at 3:00 p.m. (Eastern Time) on September 29, 2011, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.  Please contact Mr. Christopher M. Cahlamer of Godfrey & Kahn, S.C. at (414) 287-9338 if you have any questions or need further information.

Very truly yours,

Cortina Funds, Inc.

/s/ Ryan T. Davies

By:  Ryan T. Davies

Its:   President

ALPS Distributors, Inc.

/s/ Jeremy O. May

By:  Jeremy O. May

Its:  Executive Vice President

cc:

Working Group